ATTACHMENTS FOR ITEM 77C
FOR JPMORGAN FLEMING SERIES TRUST
FOR THE PERIOD COMMENCING 1-1-05 AND ENDING 6-30-05


A Special Meeting of Shareholders of JPMorgan Multi-Manager Small Cap Growth Fund, as series of J.P. Morgan Fleming Series Trust, was held on May 20, 2005, at 522 Fifth Avenue, 6th Floor, New York, New York 10036 for purposes of asking shareholders to consider the following proposal:

To approve a sub-advisory agreement between J.P. Morgan Investment, Inc. and BlackRock Advisors, Inc. (/"BlackRock/") allowing BlackRock to act as a sub-advisor to JPMorgan Multi-Manager Small Cap Growth Fund.

A majority of the shareholders of the JPMorgan Multi-Manager Small Cap Growth Fund approved the proposal by the following votes:

                                      For     Against  Abstain
Multi-Manager Small Cap Growth Fund 12,926,953  0   5,780,190